UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 9)1

Arcturus Therapeutics Ltd.

(Name of Issuer)

Ordinary Shares, par value of NIS 0.01

(Title of Class of Securities)

M1492T105

(CUSIP Number)

Amir Efrati

Brosh Capital Partners, L.P.

11 Menachem Begin Rd.

Ramat-Gan, Israel 5268104

+972-77-3206050

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 16, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M1492T105

1	NAME OF REPORTING PERSON

Brosh Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		517,023
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

517,023
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

517,023
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. M1492T105

1	NAME OF REPORTING PERSON

Exodus Management Israel Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		555,877
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

555,877
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

555,877
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP NO. M1492T105

1	NAME OF REPORTING PERSON

Aharon Biram
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		44,729
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

44,729
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

44,729
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. M1492T105

1	NAME OF REPORTING PERSON

Ester Deutsch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		44,729
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

44,729
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

44,729
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP NO. M1492T105

1	NAME OF REPORTING PERSON

Amir Efrati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		645,336
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

645,336
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

645,336
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. M1492T105

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (“Amendment No. 9”). The Schedule 13D is being amended to reflect changes in the beneficial ownership of the Reporting Persons resulting from the Merger, as defined and described below. This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to the Ordinary Shares, par value of NIS 0.01 (the “Shares”), of Arcturus Therapeutics Ltd., an Israeli corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 10628 Science Center Drive, Suite 200, San Diego, California 92121.

Item 2.	Identity and Background.

Immediately upon the filing of this Amendment No. 9, Phoenix, Delek and Mr. Tshuva cease to be Reporting Persons. Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Brosh Capital Partners, L.P., a Cayman Islands limited partnership (“Brosh”);
(ii)	Exodus Management Israel Ltd., an Israeli corporation, which serves as the general partner of Brosh (“Exodus GP”) and as portfolio manager for a certain managed account (the “Exodus Managed Account”);
(iii)	Amir Efrati, who serves as the portfolio manager of each of Brosh and Exodus GP, and as the sole director and officer of Exodus GP;
(iv)	Aharon Biram; and
(v)	Ester Deutsch.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 11 Menachem Begin Rd., Ramat-Gan, Israel.

(c)       The principal business of Brosh is investing in securities. The principal business of Exodus GP is serving as the general partner of Brosh and as a portfolio manager for the Exodus Managed Account. The principal occupation of Mr. Efrati is serving as the portfolio manager of each of Brosh and Exodus GP. The principal occupation of Mr. Biram is serving as the chairman of Sunflower Sustainable Investments Ltd. and as a private investor. The principal occupation of Ms. Deutsch is a medical doctor.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

7

CUSIP NO. M1492T105

(f)       Messrs. Efrati and Biram and Ms. Deutsch are citizens of Israel.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Brosh and the Shares held in the Exodus Managed Account, were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A to this Amendment No. 9, which is incorporated herein by reference. The aggregate purchase price of the 517,023 Shares owned directly by Brosh is approximately $3,932,795, excluding brokerage commissions. The aggregate purchase price of the 38,855 Shares held in the Exodus Managed Account is approximately $292,783, excluding brokerage commissions. The Shares purchased by Mr. Biram were purchased with personal funds, in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference. The aggregate purchase price of the 44,729 Shares owned directly by Mr. Biram is approximately $347,358, excluding brokerage commissions. The Shares purchased by Ms. Deutsch were purchased with personal funds, in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference. The aggregate purchase price of the 44,729 Shares owned directly by Ms. Deutsch is approximately $347,358, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On November 15, 2017, the Issuer (formerly known as Alcobra Ltd.) completed its business combination with what was then known as Arcturus Therapeutics, Inc. (“Arcturus Inc.”) in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated as of September 27, 2017, by and among the Issuer, Aleph MergerSub, Inc. (“Merger Sub”), and Arcturus Inc. (the “Merger Agreement”), pursuant to which Merger Sub merged with and into Arcturus Inc., with Arcturus Inc. surviving as a wholly owned subsidiary of the Issuer (the “Merger”). In connection with, and prior to the completion of, the Merger, the Issuer effected a 7-for-1 reverse stock split of the Issuers’ Shares (the “Reverse Share Split”). The transactions contemplated by the Merger Agreement (including the Merger and the Reverse Stock Split) were approved by the Issuer’s shareholders at the extraordinary general meeting of shareholders held on November 12, 2017.

Pursuant to the terms of the Merger Agreement, the Issuer issued Shares to Arcturus Inc. stockholders, at an exchange ratio of 0.293 Shares (after taking into account the Reverse Share Split) per share of Arcturus Inc. common stock outstanding immediately prior to the Merger.

Effective immediately upon the completion of the Merger, Amir Efrati ceased to serve on the Issuer’s board of directors.

The foregoing description of the Merger and the Merger Agreement is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on September 28, 2017, and which is incorporated herein by reference.

8

CUSIP NO. M1492T105

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 10,568,901 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 16, 2017. All ownership information reported in this Item 5 is as of the close of business on November 16, 2017.

A.	Brosh
(a)	Brosh directly beneficially owns 517,023 Shares.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 517,023
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 517,023

(c)	The transactions in the Shares by Brosh during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Exodus GP
(a)	As the general partner of Exodus, Exodus GP may be deemed to beneficially own the (i) 517,023 Shares beneficially owned by Brosh and (ii) 38,855 Shares held in the Exodus Managed Account.

Percentage: Approximately 5.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 555,877
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 555,877

(c)	Exodus GP has not entered into any transactions in the Shares during the past sixty days.
C.	Mr. Biram
(a)	As of the close of business on November 16, 2017, Mr. Biram beneficially owned 44,729 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 44,729
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 44,729

(c)	Mr. Biram has not entered into any transactions in the Shares during the past sixty days.
9

CUSIP NO. M1492T105

D.	Ms. Deutsch
(a)	As of the close of business on November 16, 2017, Ms. Deutsch beneficially owned 44,729 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 44,729
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 44,729

(c)	Ms. Deutsch has not entered into any transactions in the Shares during the past sixty days.
E.	Mr. Efrati
(a)	Mr. Efrati as the portfolio manager of Exodus and because of that certain Power of Attorney Agreement between him between him and each of Mr. Biram and Ms. Deutsch, may be deemed the beneficial owner of the: (i) 517,023 Shares owned by Exodus; (ii) 38,855 Shares held in the Exodus Managed Account; (iii) 44,729 Shares owned by Mr. Biram and (iv) 44,729 Shares owned by Ms. Deutsch..

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 645,336
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 645,336

(c)	Mr. Efrati has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Brosh during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(d)       No person, other than the Reporting Persons and the Exodus Managed Account, is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On November 16, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

10

CUSIP NO. M1492T105

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement by and among Brosh Capital Partners, L.P., Exodus Management Israel Ltd., Amir Efrati, Aharon Biram and Ester Deutsch, dated November 16, 2017.

11

CUSIP NO. M1492T105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2017

BROSH CAPITAL PARTNERS, L.P.

By:	Exodus Management Israel Ltd.
Its General Partner

By:	/s/ Amir Efrati
	Name:	Amir Efrati
	Title:	Authorized Signatory

EXODUS MANAGEMENT ISRAEL LTD.

By:	/s/ Amir Efrati
	Name:	Amir Efrati
	Title:	Authorized Signatory

/s/ Amir Efrati
Amir Efrati Individually, and as attorney-in-fact for Aharon Biram and Ester Deutsch

12

CUSIP NO. M1492T105

SCHEDULE A

Transaction in the Shares During the Past Sixty (60) Days

Nature of Transaction	Date of Purchase/Sale [dd/mm/yyyy]	Securities Purchased/(Sold)	Price [U.S. $]

BROSH CAPITAL PARTNERS L.P.

Sale of Ordinary Shares	15/11/2017	(36,905)	1.5312
13